Exhibit 99.1
Passing the First Year Sarbanes-Oxley 404 Compliance Requirements
JIANGSU, China, June 5 /Xinhua-PRNewswire/ — Canadian Solar Inc. (“the Company,” “Canadian Solar,” or “we”) (Nasdaq: CSIQ) announced today that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission (the “SEC”) on June 3, 2008, and has implemented internal controls over financial reporting in compliance with the requirements for public companies per Section 404 of the Sarbanes- Oxley Act of 2002.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar Inc. commented: “2007 was an excellent year for CSI. During the year we saw significant revenue growth, expanded our customer base, and improved our market penetration. In line with this growth, we worked hard throughout 2007 to ensure that our internal control processes were positioned well for both the current state of business and future expansion. Our first year of Sarbanes-Oxley compliance implementation has been a challenging but rewarding process. We are pleased with our own management testing results. Our efforts in maintaining an effective internal control structure will undoubtedly pay off in a long run.”
About Canadian Solar Inc. (Nasdaq: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
For more information, please contact:

In Jiangsu, P.R. China	In the U.S.
Alex Taylor, IR Director	Tyler Wilson
Canadian Solar Inc.	The Ruth Group
Tel: +86-512-6690-8088	Tel: +1-646-536-7018
Email: ir@csisolar.com	Email: twilson@theruthgroup.com
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.